UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FEC RESOURCES INC.
(Name of Issuer)

Common Stock, Without Par Value
(Title of Class of Securities)

30246X 108
(CUSIP Number)

copy to: Riaz Sumar FEC Resources Inc. 46 Royal Ridge Rise NW Calgary, Alberta T3G 4V2 Tel: 403.290.1676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	30246X 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philex Mining Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (self-generated funds)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Philex Mining Corporation is a company incorporated pursuant to the laws of the Philippines.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
225,000,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
225,000,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 51.2%, based on 439,143,765 shares of common stock outstanding as of the date of this report.
14	TYPE OF REPORTING PERSON (See Instructions)
CO

This report on Schedule 13D is being filed on behalf of Philex Mining Corporation relating to the shares of common stock of FEC Resources Inc., a corporation existing under the laws of Canada (the "Issuer").

Item 1.  Security and Issuer

This report relates to shares of common stock, without par value of the Issuer. The principal executive offices of the Issuer are located at 46 Royal Ridge Rise NW, Calgary, Alberta, Canada, T3G 4V2.

Item 2.  Identity and Background

(a)	Name: The Philex Mining Corporation, a corporation organized under the laws of the Philippines.

(b)	Principle Business: The reporting issuer is engaged in mining activities in the Philippines.

(c)	Address of Principle Offices: Philex Building, 27 Brixton Street, Pasig City, Philippines, 1600

(c)	The reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(d)
The reporting person not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
The reporting person has not been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On January 7, 2010, the Issuer entered into a subscription agreement with the reporting person whereby the reporting person purchased 5,000,000 shares of the common stock of the Issuer at a price of US$0.50 per share for gross proceeds of US$2,500,000.

Item 4.  Purpose of Transaction

The reporting person acquired the 5,000,000 shares of common stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

The reporting person does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the reporting person is 225,000,000 shares, or 51.2% of the Issuer, based on 439,143,765 shares of common stock outstanding as of the date of this report.

The reporting person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 225,000,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, the reporting issuer has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the reporting person and any other person with respect to any securities of the Issuer other than as disclosed in report.

Item 7.  Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2010	PHILEX MINING CORPORATION /s/ Jose Ernesto C. Villaluna, Jr. Signature Name: Jose Ernesto C. Villaluna, Jr. Title: President and Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).